NO ACT

PE
3-26-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-3010

09011584

April 8, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-8-09

Steve Nieman
President
The Ownership Union
15204 NE 181st Loop
Brush Prairie, WA 98606

Re: Alaska Air Group, Inc.
Incoming letter dated March 26, 2009

Dear Mr. Nieman:

This is in response to your letter dated March 26, 2009 concerning the shareholder proposals submitted to Alaska by Stephen Nieman, Terry K. Dayton, and William B. Davidge. On March 5, 2009, we issued our response expressing our informal view that Alaska could exclude the proposals from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

STEVE NIEMAN, President
The Ownership Union® | www.ourunion.org
15204 NE 181st Loop, Brush Prairie. WA 98606
*** FISMA & OMB Memorandum M-07-16*** home *** FISMA & OMB Memorandum M-07-16*** fax (360) 666-6483

To: United States Securities and Exchange Commission
Office of Chief Counsel

From: Steve Nieman

Date: March 26, 2009

Subject: Reconsideration in the matter of Alaska Air Group, Inc. ("AAG" or "Alaska Air") and the Commission granting a "No Action Letter" regarding shareholder proposals and proxies

Via: Email to shareholderproposals@sec.gov

Special Request: An expedited response

Dear Chief Counsel:

In light of new information, I write on behalf of myself, William Davidge and Terry Dayton to respectfully request reconsideration of the March 5, 2009 decision signed by Ms. Carmen Moncada-Terry, Attorney-Adviser of the SEC's Division of Corporation Finance to grant Alaska Air a "no action letter."

At AAG's inclusion of a board governance policy on "Say on Pay," Mr. Davidge withdrew his shareholder proposal. But two proposals remain that Alaska Air management has omitted from its March 13, 2009 preliminary proxy statement recently filed on EDGAR: Mr. Terry Dayton's Cumulative Voting and my Reforming Securities Class Actions.

Mr. Davidge, Mr. Dayton and myself are all worker shareholders of Alaska Air. Over the last seven years we and other worker shareholders have exercised our ownership rights and duties to sponsor shareholder proposals at our publicly-stockholder-owned employer.

Worker shareholders in the transportation sector who exercise their rights to sponsor shareholder proposals and participate in corporate governance face unique circumstances that should receive proper consideration by the Commission. As travel is part of some of our jobs, we are domiciled across broad stretches of the country (even overseas), and with concern for our families' privacy during our absences — and to keep all our individual actions in compliance with government regulation, we in the past requested in our case that Mr. Foley act as our centralized communications liaison "proxy." Under the strict understanding that it would be for communication purpose only, Mr. Foley agreed to serve in this capacity.

In several letters and emails to Alaska Air management, and to the Commission staff when I responded to Alaska Air's request for no-action, I thought I made it clear the restricted proxy that Mr. Foley had accepted on behalf of the three of us.

STEVE NIEMAN, President
The Ownership Union® | www.ourunion.org
15204 NE 181st Loop, Brush Prairie, WA 98606
*** FISMA & OMB Memorandum M-07-16 *** home *** FISMA & OMB Memorandum M-07-16 *** fax (960) 666-6483

Also, please note that over the last seven years, management of Alaska Air accepted this proxy arrangement until this year.

If you examine the materials each of the shareholder proponents provided Alaska Air management to substantiate their qualification per SEC rule to sponsor a shareholder proposal, you will note that they are all copies of reports from the Designated Trustee of our individual 401k savings plan stock accounts.

Please note the following exert from AAG's March 13, 2009 Preliminary Proxy Statement, where management describes the methods by which 401k plan participants must vote their shares:

> **How are shares voted that are held in a Company 401(k) plan?**
> On the record date, [ ] shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard Fiduciary Trust Company (Vanguard) and Fidelity Management Trust Company (Fidelity), sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company's 401(k) plans on the record date. The trustee will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustee will not vote the participant's shares on such matters.
>
> To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. on Friday, May 15, 2009. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting.

This provides you with the description of how a plan participant can vote their shares *only* through the Designated Trustee. I believe you will find that Federal IRS regulations via ERISA create these restrictions and designate the few circumstances under which a 401k plan participant may access the savings they have in their plan and/or vote their shares.

Thus, the accusation made by Alaska Air management that I, Mr. Dayton and Mr. Davidge gave "beneficial ownership" to our proxy Mr. Foley of our 401k shares is completely false and without merit.

I respectfully request that if the Commission has reached a determination that worker shareholders are to be restricted from seeking mutual assistance in the exercise of their individual ownership rights, to publish those restrictions and/or provide instructions so we can plan accordingly in the future.

STEVE NIEMAN, President
The Ownership Union® | www.ourunion.org
15204 NE 181st Loop, Brush Prairie, WA 98606
*** FISMA & OMB Memorandum M-07-16 *** home *** FISMA & OMB Memorandum M-07-16 *** fax (360) 666-6483

I pray for reconsideration of the March 5, 2009 no-action letter given to Alaska Air. If the Staff determines that such reconsideration is not possible, then I pray for a full review of the Commission due to the complex nature of these circumstances and their broad implication to all worker shareholders in all companies throughout our country.

Appended is a letter I recently wrote to counsel of The Vanguard Group, which currently serves as the Designated Trustee for the Alaska Air's 401k plan in question. I believe it will provide further detail and illuminate our appeal.

Yours,

Steve Nieman

STEVE NIEMAN, President
The Ownership Union® | www.ourunion.org
15204 NE 181st Loop, Brush Prairie, WA 98606
*** FISMA & OMB Memorandum M-07-16 *** | home *** FISMA & OMB Memorandum M-07-16 *** | fax (360) 666-6483

March 23, 2009

John E. Schadl, Esq.
Legal Dept – ERISA & Fiduciary Services
The Vanguard Group
400 Devon Park Drive
Wayne, PA 19087

Re: Request for clarification for naming a proxy for ALK 401k Plan ("Plan") shares

Attachments: Documents regarding this dispute can be viewed at www.votepal.com

Via: email john_e_schadl@vanguard.com; fax (610) 503-6743 and registered letter via USPS

Dear Mr. Schadl:

On Nov. 28, 2008 I sent the corporate secretary of Alaska Air Group, Inc. (the "company" or "Alaska Air") my 2009 shareholder proposal entitled "Reforming Securities Class Actions." As I travel a lot, I also named Richard D. Foley as my proxy to help me prepare, send and communicate with company management my proposal to ensure that it was voted on by my fellow shareholders at the 2009 annual meeting. Two other 401k worker shareholders submitted proposals under identical circumstances: Bill Davidge and Terry Dayton.

On Dec. 12, 2008, company management via its law firm O'Melveny & Myers LLP sent the U.S. SEC a request for no-action to omit my proposal from their proxy materials. On Dec. 31, 2008 and again on Jan. 23, 2009 the company management via O'Melveny sent further correspondence to the SEC trying to void my proposal.

The argument against Mr. Dayton, Mr. Davidge and my proposals was that we had transferred voting and/or investment power to Richard D. Foley thereby making him "effectively" the beneficial owner. Therefore, Mr. Foley was making more than the single proposal allowed by any individual stockholder per SEC rules. I responded to the Commission in a letter dated Jan. 13, 2009. On March 5, 2009, the staff at the U.S. SEC granted the company's request for no-action. On March 13, 2009, the company published its preliminary form of proxy with the SEC, where my proposal indeed was omitted (as was Mr. Dayton's; Mr. Davidge withdrew his proposal).

I need you to clarify my right to assign a proxy, because I believe the actions by company management and staff of the U.S. SEC violated rights and duties under ERISA.

ARGUMENT

Alaska Air Group, Inc. management misinformed the SEC and represented that I had unlawfully given my proxy voting and/or investment power of my 401k shares.

STEVE NIEMAN, President
The Ownership Union® | www.ourunion.org
15204 NE 181st Loop, Brush Prairie, WA 98606
*** FISMA & OMB Memorandum M-07-16 ***home & OMB Memorandum M-07-16 fax (360) 666-6483

The company knew that each of these worker shareholders held their qualifying shares within the company 401k Plan. Such Plan participants are not permitted to vote in any manner except through the Trustee designated by the company, currently Vanguard. Therefore, it is an impossibility for any 401k shareholder to assign any voting and/or investment power proxy of their shares to do anything except exercise the communication requirements to properly make a shareholder proposal.

In my opinion, Alaska Air management knows this for in 2004 they rewrote the Plan when they switched the Designated Trustee from Putnam to Vanguard in 2005. The major change was apparently to remove "mechanical/ proportional voting," which to my knowledge is the only accepted ERISA standard. In my opinion, the company making and Vanguard accepting this change did not eliminate the fiduciary duty of the Designated Trustee to vote the uncast votes in the "best financial interests" of the Plan participants who had not exercised their right to vote.

It is my opinion that company management hoped to do away with the proportional voting because in 2003 a group of workers began running consecutive proxy contests. Since most workers fail to vote their shares, the worker CHALLENGERS would have gotten most of the 5% worker vote, approximately the percentage of shares workers own at Alaska Air. In a plurality vote of a contested director election, this is a significant number.

When these changes became evident, I filed an objection with the U.S. Dept. of Labor's Employee Benefits Security Administration. I sent them numerous documents and personally met with two staff investigators on June 30, 2006. Per EBSA regulations, the investigators said they could not inform me of how/when their investigation might proceed. I do not know whether this investigation is ongoing at this time. Whether Vanguard, in some manner, failed in its fiduciary duty to the plan participants by accepting the company's instruction to eliminate proportional voting remains an unanswered question.

Vanguard management subsequently has gone the extra mile to make sure that Alaska Air Plan participants actually receive their proxy materials in a timely manner. Starting in 2007, Vanguard also set up the use of electronic voting for 401k workers stockholders for Alaska Air CHALLENGER nominees and proposals via the CHALLENGER Voting Instruction Form.

The worker shareholders at Alaska Air made legal proposals and made legal assignments of proxy. By the nature of the ownership structure designed by the company for its shares held in trust in the participants' 401k Plan, these proxies were limited. These shareholder proponents never had the legal authority to assign voting or investment power to Mr. Foley or any other person, nor did they attempt to do so.

As a representative of the Designated Trustee under my 401k Plan, please clarify

STEVE NIEMAN, President
The Ownership Union® | www.ourunion.org
15204 NE 181st Loop, Brush Prairie, WA 98606
*** FISMA & OMB Memorandum M-07-16 *** home & OMB Memorandum M-fax (360) 666-6483

whether my proxy designation was proper.

As an aside, the CHALLENGERS plan another contested solicitation in 2009. All five of our candidates and five proposals (including mine) will appear in the CHALLENGERS' proxy statement. As you know, we have filed preliminary proxy materials with the U.S. SEC, and staff is currently reviewing our filings as we prepare to go definitive and begin actively soliciting proxies from both worker 401k shareholders and beneficial holders. Obviously, as Designated Trustee, you will be hearing from Alaska Air worker 401k stockholders as they try to vote for us and our proposals.

I respectfully request an expedited oral and written answer. We will communicate your response to the U.S. SEC, Alaska Air stockholders, and the 401 K plan participants.

Sincerely,

Steve Nieman

email cc: Mr. Richard Foley
Mr. Bill Davidge
Mr. Terry Dayton